FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2017

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

1. English Translation of Financial Data from the Consolidated Financial Statements Attributable to the Company's shareholders.

2. Registrant's Form 126 filed with the Israeli Securities Authority on March 21, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  March 21, 2017

Elron Electronic Industries Ltd.

English Translation of Financial Data from the
Consolidated Financial Statements
Attributable to the Company's shareholders

As of

December 31, 2016

US dollars in thousands

Contents

Page

Special Auditors' Report in accordance with regulation 9(C)	2-4

Data from the consolidated financial statements of Financial Position Attributable to the Company	5-6

Data from the consolidated financial statements of Income (Loss) Attributable to the Company	7

Data from the consolidated financial statements of Comprehensive Income (Loss) Attributable to the Company	8

Data from the consolidated financial statements of Cash Flows Attributable to the Company	9-10

Additional Information	11-13

The Shareholders of Elron Electronic Industries Ltd.
Azrieli Center, 42 floor
Tel Aviv, 69306
Israel

Re:	Special auditors' report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of December 31, 2016 and for the year ended December 31, 2016, as disclosed on the Company's periodic report. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audit.

The separate financial statements of the Company as of December 31, 2015 and for each of the two years in the period ended December 31, 2015 were audited only by Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global, and its report dated March 10, 2016 expressed an unqualified opinion thereon.

We did not audit the financial statements of one associate, the investment in which, at equity, amounted to approximately $2,490 thousand as of December 31, 2016, and the Company's share in its comprehensive loss amounted to approximately $743 thousand for the year ended December 31, 2016. The financial statements of this company were audited by other auditor, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements in respect of this company, is based on the reports of the other auditor.

We conducted our audit in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audit and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of the other auditor, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel
March 21, 2017

KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global	Kesselman & Kesselman Certified Public Accountants (Isr.) A member firm of PriceWaterhouseCoopers International Limited

Kost Forer Gabbay & Kasierer 3 Amindav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

The Shareholders of Elron Electronic Industries Ltd.
Azrieli Center, 42 floor
Tel Aviv, 69306
Israel

Re:	Special auditors' report of the separate financial information in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970

We have audited the separate financial information presented in accordance with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970 of Elron Electronic Industries Ltd. (the "Company") as of December 31, 2015 and for each of the two years the latest of which ended on December 31, 2015, as disclosed on the Company's periodic report. The Company's board of directors and management are responsible for the separate financial information. Our responsibility is to express an opinion on the separate financial information based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial information. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall separate financial information presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the separate financial information referred to above is prepared, in all material respects, in conformity with Regulation 9c to the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 21, 2017	A Member of Ernst & Young Global

Special Report Pursuant to Regulation 9(c)
Financial Data and Information from the Consolidated Financial Statements Attributable to Elron Electronic Industries Ltd. ("the Company")

The following separate financial data and information attributable to the Company ("Separate Data") are derived from the Company's Consolidated Financial Statements as of December 31, 2016 ("Consolidated Financial Statements"), which form part of the Company's periodic reports. The Separate Data is presented in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Statements) – 1970.

The significant accounting policies followed in the preparation of the following Separate Data are identical to those applied in the preparation of the Company's Consolidated Financial Statements.

Presentation of transactions which were eliminated in the Consolidated Financial Statements
Intercompany balances, transactions and cash flows between the Company and its subsidiaries were eliminated in the preparation of the Consolidated Financial Statements.
In the Separate Data, such transactions are presented as follows:

¡	Financial position data attributable to the Company include balances in respect of the Company's subsidiaries which were eliminated in the Consolidated Financial Statements.

¡
Income and loss data attributable to the Company include income and expenses of the Company resulting from transactions with its subsidiaries, which were eliminated in the Consolidated Financial Statements.

¡	Cash flow data attributable to the Company include cash flows between the Company and its subsidiaries which were eliminated in the Consolidated Financial Statements.

Elron Electronic Industries Ltd.
Data from the Consolidated Financial Statements of Financial Position Attributable to the Company as of

	December 31,
	2016	2015
	$ thousands

Current assets

Cash and cash equivalents (Note 2)	8,701	13,895
Bank deposits (Note 5)	-	39,145
Other investments in securities (Note 5)	25,284	23,115
Other accounts receivable	3,032	406

	37,017	76,561

Non‑current assets

Investments in subsidiaries and associates, net	139,288	136,783
Investments in other companies measured at fair value	19,408	19,107
Long-term receivables (Note 5)	269	2,303
Property, plant and equipment, net	25	10

	158,990	158,203

Total assets	196,007	234,764

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements of Financial Position Attributable to the Company as of

	December 31,
	2016	2015
	$ thousands

Current liabilities

Trade payables	192	87
Other accounts payable	3,730	2,910

	3,922	2,997

Long-term liabilities

Other long term liabilities (Note 3)	74,649	73,560

	74,649	73,560

Equity attributable to the Company's shareholders

Issued capital	9,573	9,573
Share premium	190,753	190,753
Capital reserves	4,128	3,085
Accumulated deficit	(87,018)	(45,204)

Total equity	117,436	158,207

	196,007	234,764

The accompanying additional information is an integral part of the separate financial data and information.

Eduardo Elsztain	Ari Bronshtein	Yaron Elad
Chairman of the Board of Directors	Chief Executive Officer	Vice President & Chief Financial Officer
Approval date of the annual consolidated financial statements: March 21, 2017.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements of Income (Loss) Attributable to the Company

	Year ended December 31,
	2016	2015	2014
	$ thousands

Income

Financial income (Note 3)	1,029	899	8,875

Expenses

General and administrative expenses	4,245	4,608	5,086
Financial expenses (Note 3)	1,049	101	54
Other expenses, net	2,238	43	5

	7,532	4,752	5,145

	(6,503)	(3,853)	3,730

Gain (loss) from disposal and revaluation of investee companies and changes in holdings, net	(2,523)	14,674	114,764
Company's share of loss of subsidiaries and associates, net	(16,726)	(8,370)	(3,228)

Income (loss) before taxes on income	(25,752)	2,451	115,266
Taxes on income	(1,062)	-	(29,772)

Net income (loss) attributable to the Company's shareholders	(26,814)	2,451	85,494

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements of Comprehensive Income (Loss) Attributable to the Company

	Year ended December 31,
	2016	2015	2014
	$ thousands

Net income (loss) attributable to the Company's shareholders	(26,814)	2,451	85,494

Other comprehensive loss:

Amounts that would never be reclassified to profit or loss:

Loss from financial assets measured at fair value through other comprehensive income	-	(30)	(421)

Total loss that would never be reclassified to profit or loss	-	(30)	(421)

Amounts that are classified or may be reclassified to profit or loss under certain conditions:

Foreign currency translation differences for foreign operation	(81)	(93)	-

Total loss that would be reclassified to profit or loss under certain conditions	(81)	(93)	-

Total other comprehensive loss attributable to the Company	(81)	(123)	(421)

Total comprehensive income (loss) attributable to the Company's shareholders	(26,895)	2,328	85,073

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements of Cash Flows Attributable to the Company

	Year ended December 31,
	2016	2015	2014
	$ thousands

Cash flows from operating activities

Net income (loss) attributable to the Company	(26,814)	2,451	85,494

Adjustments to reconcile net income (loss) to net cash used in operating activities:
Adjustment to the profit or loss items:
Company's share of loss of subsidiaries and associates, net	16,726	8,370	3,228
Depreciation	-	16	13
Financial Income, net	(1,371)	(1,240)	(365)
Stock based compensation	-	-	(239)
Taxes on income	1,062	-	29,772
Loss (gain) from disposal and revaluation of investee companies and changes in holdings, net	2,523	(14,674)	(114,764)
Other	(189)	(39)	400

	18,751	(7,567)	(81,955)

Changes in assets and liabilities of the Company:

Decrease (increase) in other accounts receivable	81	(145)	(41)
Increase (decrease) in trade payables	105	34	(26)
Increase (decrease) in other accounts payable	1,400	134	(404)
Increase (decrease) in other long term liabilities	1,089	(252)	(8,889)

	2,675	(229)	(9,360)

Cash paid and received during the year for:

Taxes paid	(1,642)	-	-
Interest paid	-	-	(12)
Interest received	876	899	377

	(766)	899	365

Net cash used in operating activities	(6,154)	(4,446)	(5,456)

Elron Electronic Industries Ltd.

Data from the Consolidated Financial Statements of Cash Flows Attributable to the Company

	Year ended December 31,
	2016	2015	2014
	$ thousands

Cash flows from investment activities

Purchase of property and equipment	(15)	-	(1)
Investment in associates and subsidiaries	(21,525)	(24,443)	(11,081)
Proceeds from sale of investments in associates and subsidiaries	28	10,799	204,016
Proceeds from sale of financial assets measured at fair value	-	188	203
Other investments in securities	(1,970)	(23,307)	-
Withdrawal (investment) of deposits in banks, net	39,442	21,748	(60,037)
Dividend from investee company	-	26	-

Net cash provided by (used in) investment activities	15,960	(14,989)	133,100

Cash flows from financing activities

Dividend paid to the Company's shareholders	(15,000)	-	(110,000)
Repayment of loans from banks	-	-	(4,000)

Net cash used in financing activities	(15,000)	-	(114,000)

Increase (decrease) in cash and cash equivalents	(5,194)	(19,435)	13,644

Cash and cash equivalents as of beginning of the year	13,895	33,330	19,686

Cash and cash equivalents as of end of the year	8,701	13,895	33,330

The accompanying additional information is an integral part of the separate financial data and information.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

1.         General

The accompanying condensed separate financial data as of December 31, 2016, have been prepared in accordance with Regulation 9(c) of the Israel Securities Law Regulations (Periodic and Immediate Reports), 1970. The accompanying separate financial data should be read in conjunction with the Company's consolidated financial statements for 2016 ("Consolidated Financial Statements").

2.	Cash and Cash equivalents attributed to the Company (excluding amounts attributed to subsidiaries and associates)

	December 31
	2016	2015

In U.S. dollar	8,687	13,810
In NIS (unlinked)	14	85

	8,701	13,895

3.	Other long term liabilities

Other long term liabilities include liabilities towards Elbit Ltd. which is a fully owned subsidiary of Elron. The balance is comprised of non-interest bearing and unlinked NIS capital notes. Exchange rate differences on these capital notes are included under line item financial income or financial expenses in the statement of income (loss).

On January 22, 2017, subsequent to the reporting date, Elbit distributed a dividend to Elron in the amount of approximately $30,247 which was used in order to repay the majority of the capital note in the amount of approximately $30,686, out of the capital notes mentioned above.

4.	Dividend

In June 2016, the Court approved the dividend distribution of $15,000 (constituting an amount of $0.504307 per share) not out of the Company's profits, pursuant to Section 303 of the Israeli Companies Law, 1999. On August 29, 2016, in accordance with the approval of the Court, the Company's Board of Directors approved the distribution of a dividend in the amount of $15,000. On September 26, 2016 the dividend was distributed to the Company's shareholders.

On August 24, 2014, the Company declared a dividend in an amount of $110,000 (approximately $3.698 per share). In September 2014, the dividend was paid to the Company's shareholders.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

5.	Financial assets attributable to the company Pursuant to IFRS 9:

	December 31,
	2016	2015
Financial assets measured at amortized cost:
Other accounts receivable	319	406
Bank deposits	-	39,145
Escrow deposits	1,269	1,280

Financial assets measured at fair value through profit or loss:
Investments in other companies measured at fair value through profit or loss	19,408	19,107
Debentures (A)	25,284	23,115
Contingent consideration (B)	1,713	1,023

(A)	Investment in debentures denominated in USD, carrying a Libor- linked interest.
(B)	Includes a contingent consideration related to the sale of Jordan Valley Semiconductors Ltd. For further details, see Note 7.C to the Consolidated Financial Statement.

6.	Taxes on income

A.	Tax laws applicable to the Company

For information about the tax laws applicable to the Company see Note 16 to the Consolidated Financial Statements.

B.	Tax assessments attributed to the Company

The Company received final tax assessments through 2014, included.

C.	Carryforward tax losses and other temporary differences attributed to the Company

As of December 31, 2016, the Company has operating carryforward tax losses in the amount of $182,000, capital losses in the amount of $12,000 and temporary differences of approximately $52,000.

As of December 31, 2016, Deferred tax assets relating to the aforesaid carryforward operating losses and to other temporary differences of approximately $57,000 were not recognized because their utilization in the  foreseeable future is not probable.

Elron Electronic Industries Ltd.

ADDITIONAL INFORMATION

U.S. dollars in thousands, except for price per share

7.	Balances and transaction with subsidiaries and associates

A.	Balances with subsidiaries and associates

Composition

	December 31,
	2016	2015

Other accounts receivable	63	67
Other accounts payable	27	21
Capital note (see Note 3 above)	74,649	73,560

B.	Loans

The Company granted some of its subsidiaries and associates loans which are presented in the Company's statement of financial position as part of investments in subsidiaries and associates. The Company recorded interest income related to the loans mentioned above in the amount of $101 in its statement of income for 2016 (approximately $63 in 2015 and $31 in 2014).

For more information about loans which the Company granted its subsidiaries and associates see Note 3 to the Consolidated Financial Statements.

Liabilities report of the Company by repayment date
Section 36a to the Israel Securities Law (1968)

Report as of December 31, 2016
Following are the liabilities of the Company by repayment date:
The following data are presented in NIS and were translated from USD to NIS using the exchange rate as of December 31, 2016 (1 USD = 3.845 NIS)

A. Debentures issued to the public by the reporting Entity and held by the public, excluding debentures held by the Company's parent ,controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

B. Private debentures and non-bank credit, excluding debentures or credit granted by the Comapny's parent, controlling shareholder, companies controlled by one of the parties mentioned above or by companies controlled by the company - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

C. Bank credit from Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

D. Bank credit from non-Israeli banks - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

E. Summary of tables A-D, totals of: bank credit, non-bank credit and debentures - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of tax)	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

F. Off-balance credit exposure - based on separate financial data of the Entity ("Solo" reports) (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

G. Off-balance credit exposure of all consolidated companies, excluding companies that are considered as reporting companies, and excluding the reporting Company's data described above in Table F (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

H. Totals of: bank credit, non-bank credit, and debentures of all consolidated companies, excluding companies that are considered as reporting companies and excluding the data of the reporting Entity described above in Tables A-D (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

I. Total credit granted to the reporting Entity by the parent company or controlling shareholder, and total amounts of debentures issued by the reporting Entity that are held by the parent company or controlling shareholder (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

J. Credit granted to the reporting Entity by companies controlled by the parent company or by the controlling shareholder, and are not controlled by the reporting Entity, and debentures issued by the reporting Entity held by companies controlled by the parent company or by controlling shareholder and are not controlled by the reporting Entity (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

K. Credit granted to the reporting Entity by consolidated companies and debentures issued by the reporting Entity held by consolidated companies (NIS in thousands)

	Principle repayment					Gross interest payments (excluding deduction of taxt	Toatal by years
	NIS (CPI linked)	NIS (Not linked)	Euro	USD	Other
First year	0	0	0	0	0	0	0
Second year	0	0	0	0	0	0	0
Third year	0	0	0	0	0	0	0
Fourth Year	0	0	0	0	0	0	0
Fifth year and thereafter	0	0	0	0	0	0	0
Total	0	0	0	0	0	0	0

L.	(1) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's separate financial data (NIS in thousands)	130,672
	(2) Cash and cash equivalents, marketable securities and short-term deposits based on the Company's consolidated Statements (NIS in thousands)	370,581